UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seamus Lagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,000
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER 1,300,000
	10	SHARED DISPOSITIVE POWER 7,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.97%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 58509R104	13D	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alcimede LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.69%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 4 of 7 pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D, dated October 3, 2011, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Seamus Lagan and Alcimede LLC, a Delaware limited liability company. Except as expressly amended below, the Schedule 13D, dated October 3, 2011, remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to report the issuance of an aggregate 4,500,000 Shares and 1,000 shares of Series B Non-Convertible Preferred Stock, $0.0001 par value per share (the "Series B Preferred Stock"), to Alcimede LLC and the grant of an aggregate 3,000,000 options to acquire a like number of Shares, to Alcimede LLC, as further described in Item 5 below, in connection with the Issuer and Alcimede LLC entering into a revised consulting agreement, dated as of October 1, 2012. The options were issued in consideration, in part, for the cancellation of the aggregate 400,000 options previously issued to Alcimede LLC under the terms of the prior consulting agreement with the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of October 1, 2012, Mr. Lagan may be deemed to beneficially own 8,800,000 Shares (or approximately 28.97% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,300,000 Shares owned of record by Mr. Lagan; (ii) 4,500,000 Shares owned of record by Alcimede LLC; and (iii) 3,000,000 stock options owned of record by Alcimede LLC, to purchase a like number of Shares of Common Stock. Mr. Lagan may be deemed to have sole dispositive and voting power over the 1,300,000 Shares owned of record by him; and shared dispositive and voting power with Alcimede LLC, over the aggregate 7,500,000 Shares beneficially owned by Alcimede LLC, including the 3,000,000 stock options owned of record by Alcimede LLC. Such Shares do not include 1,000 shares of Series B Preferred Stock, owned of record by Alcimede LLC, and which are not convertible into Shares of the Issuer's Common Stock. Mr. Lagan is the sole member of Alcimede LLC, a Delaware limited liability company.

The Issuer issued an aggregate 4,500,000 Shares and 1,000 shares of Series B Preferred Stock to Alcimede LLC, and granted Alcimede LLC an aggregate 3,000,000 stock options to purchase a like number of Shares of the Issuer's Common Stock on October 1, 2012. Of such options, 1,000,000 options are exercisable at $2.50 per Share through December 31, 2017; 1,000,000 options are exercisable at $5.00 per Share through December 31, 2017; and 1,000,000 options are exercisable at $10.00 per Share through December 31, 2022. The aggregate 400,000 options previously issued to Alcimede LLC under the terms of the prior consulting agreement with the Issuer were cancelled.

CUSIP No. 58509R104	13D	Page 5 of 7 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On October 1, 2012, the Issuer entered into a revised consulting agreement with Alcimede LLC, pursuant to which the Shares and stock options, described in Item 5 above, were issued and granted.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit C – Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit D - Consulting Agreement, dated October 1, 2012, between Alcimede LLC and the Issuer (incorporated by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 2012).

CUSIP No. 58509R104	13D	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2013		/s/ Seamus Lagan
Seamus Lagan

Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Member

CUSIP No. 58509R104	13D	Page 7 of 7 pages

Exhibit C

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: November 4, 2013

ALCIMEDE LLC

By:	/s/ Seamus Lagan
Name: Seamus Lagan Its: Sole Member

/s/ Seamus Lagan
Seamus Lagan, Individually